16006125

SECU[illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sprott Global Resources Investments Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Palomar Point Way, Suite 200

(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gretchen Carter 760-444-5280

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

222 Bay Street	Toronto, Ontario	Canada	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED

MAR - 7 2016

DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gretchen Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sprott Global Resource Investments Ltd., as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gretchen Carter
Signature

Chief Financial Officer
Title

(Please see attached)
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2016, by
Date *Month* *Year*

(1) Gretchen Marie Carter

(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA ACEVEDO
COMM. #2024212
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires MAY 11, 2017

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Form X-17A-5 **Document Date:** 2/26/16

Number of Pages: 2 **Signer(s) Other Than Named Above:** ____

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

DECEMBER 31, 2015

Statement of Financial Condition

[Expressed in U.S. Dollars]

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS

Building a better
working world

Ernst & Young LLP
Pacific Centre
700 West Georgia Street
PO Box 10101
Vancouver, BC V7Y 1C7

Tel: +1 604 891 8200
Fax: +1 604 643 5422
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Rule Investments Inc., **General Partner of Sprott Global Resource Investments, Ltd.**

We have audited the accompanying statement of financial condition of **Sprott Global Resource Investments, Ltd.** (the "Partnership") as of December 31, 2015. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Sprott Global Resource Investments, Ltd.** at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Vancouver, British Columbia
February 26, 2016

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	723,007
Cash and cash equivalents at clearing broker		315,772
Securities owned, at fair value (Note 3)		281,567
Commissions receivable		151,790
Receivable from affiliates (Note 5)		169,206
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $817,183		194,974
Other assets		203,049
Total assets	**$**	**2,039,365**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions, salaries and taxes payable	$	65,844
Accrued expenses and other liabilities		255,567
Payable to affiliates (Note 5)		81,116
Total liabilities		402,527
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)		
PARTNERS' CAPITAL (Note 2):		
General partner		16,368
Limited partner		1,620,470
Total partners' capital		1,636,838
Total liabilities and partners' capital	**$**	**2,039,365**

See Notes to the Statement of Financial Condition

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Sprott Global Resource Investments, Ltd. is a California limited partnership which was organized on September 24, 1993. Effective May 25, 2012, Global Resource Investments, Ltd. changed its name to Sprott Global Resource Investments, Ltd. (the "Partnership"). The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Rule Investments, Inc. ("RII"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the customer protection – reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. As at December 31, 2015, the Partnership's proprietary investments counterparty was RBC Capital Markets, LLC ("RBC CM"), the carrying broker of the Partnership, which also acts as its custodian for the proprietary investments. RBC CM is registered with the SEC and is a member of FINRA; as a result, it is required to maintain minimum levels of regulatory capital at all times. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

The Partnership and other affiliated entities are under common ownership and management control of Sprott Inc. ("SII"). The existence of this control could result in the Partnership's operating results or financial position being significantly different from those that would have been obtained if the Partnership were autonomous.

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation

Derivative securities are reported in securities owned on the statement of financial condition. The Partnership records its securities owned on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation *(continued)*

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation *(continued)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have market prices that can be observed in the marketplace. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported market price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for thinly traded markets.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The most recent transaction price is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on a straight-line basis at rates ranging from 1 to 5 years, while leasehold improvements are amortized over the life of the lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Stock-based Compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan for its U.S. employees. The Partnership may allot common shares of its ultimate shareholder (SII) to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

There were no new RSUs issued in 2015 and 2014. The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital. RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock and is reimbursed by the Partnership.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivable from Clearing Broker

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on securities owned, and cash are netted by the clearing broker.

Income Taxes

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that a position will be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. A position that meets this standard is measured at the largest amount of liability that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Based on the analysis, the Partnership has determined that there are no uncertain tax positions to be recognized as at December 31, 2015. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. As at December 31, 2015, the Partnership had net capital and net capital requirements of $785,474 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.51 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as at December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as at December 31, 2015
Assets:				
Public equities	$ 156,748	$ -	$ -	$ 156,748
Private securities	-	-	57,438	57,438
Common share purchase warrants	-	67,381	-	67,381
Securities, at fair value	$ 156,748	$ 67,381	$ 57,438	$ 281,567

In accordance with FASB Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, the Partnership's significant transfers between Level 1 and Level 2 during the year ended December 31, 2015 were a result of the investment restriction periods ending.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2015 are as follows:

	Balance as at December 31, 2014	Purchases of Securities	Transfers from Level 1 to Level 3	Proceeds from Sale of Securities	Realized and Unrealized (Losses)	Balance as at December 31, 2015
Assets:						
Private equities	$ 50,255	$ -	$ 9,858	$ -	$ (2,675)	$ 57,438

Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability.

NOTE 4 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through June 2022. Future minimum rental commitments under these leases are approximately as follows:

Year	Total
2016	$ 488,783
2017	503,446
2018	483,321
2019	497,600
2020	512,308
Thereafter	774,388
	$ 3,259,846

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of ten investment partnerships, Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Exploration Capital Partners 2009 Limited Partnership, Exploration Capital Partners 2012 Limited Partnership, Exploration Capital Partners 2014 Limited Partnership, Resource Income Partners Limited Partnership and Natural Resource Income Investing Limited Partnership (collectively "Exploration"). For the year ended December 31, 2015, RCIC reimbursed the Partnership $2,119,327 for its portion of selling, general, administration and compensation overhead. As at December 31, 2015, the Partnership has a receivable from RCIC of $61,459.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2015, the Partnership received approximately $185,480 in commissions and trading fees from Exploration.

NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2015, the Partnership earned $99,349 for the performance of such services and had a receivable from SAM USA of $35,420, of which $28,524 relates to salaries paid on behalf of SAM USA.

The Partnership pays the general partner a management fee of $37,500 each calendar quarter. For the year ended December 31, 2015, the Partnership paid management fees of $150,000, of which $12,500 remained payable to RII as at December 31, 2015.

The Partnership is affiliated with Sprott Private Wealth LP ("SPW"), a subsidiary of SII., the ultimate parent company of the Partnership, which is a Canadian public company listed on the Toronto Stock Exchange. The Partnership participates from time to time in the selling of SPW brokered business and is paid a fee for this service. As at December 31, 2015, the Partnership had a payable to SPW of $Nil.

The Partnership is affiliated with Sprott Inc. The Partnership is charged certain expenses by SII and subsequently reimburses these costs to Sprott Inc. For the year ended December 31, 2015, the Partnership was charged $858,782 of head office costs and had a payable to Sprott Inc. of $64,557. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2015, the Partnership paid $81,467 on SII's behalf of which $2,971 is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of SII. In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2015, the Partnership incurred $32,720 of these costs and SAM incurred $440,402. As at December 31, 2015, the Partnership has a payable of $4,059 to SAM and a receivable of $65,855.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), another subsidiary of SII. In the normal course of business, SRLP and the Partnership may incur expenses on each other's behalf which are reimbursed on a periodic basis. As at December 31, 2015, the Partnership has no payable to SRLP and a receivable of $3,500.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency fluctuations, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)

In the normal course of business, the Partnership's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2015.

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities, are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

The Partnership clears all of its trades through major U.S. financial institutions. In the event a clearing broker does not fulfill its obligations, the Partnership may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Partnership attempts to minimize this risk by monitoring the creditworthiness of its clearing broker.

In the ordinary course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of loss to be remote.

NOTE 7 - SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.